SECU 02021313 OMMISSION

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RECEIVED MAR 1 1 2002 354

SEC FILE NUMBER
8-52486

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 01, 2001 (MM/DD/YY) AND ENDING Dec. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PARTNER CONNECTIONS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2555 EAST CHAPMAN AVENUE, SUITE 711
(No. and Street)

FULLERTON, (City) CA (State) 92831-3644 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES KIRBY 714-738-7474
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUCAS, HORSFALL, MURPHY & PINDROH, LLP
(Name — *if individual, state last, first, middle name)*

100 EAST CORSON STREET, SUITE 200, PASADENA, CA 91103
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 2 3 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES KIRBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARTNER CONNECTIONS, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ARA MALAZIAN
Comm. # 1180129
NOTARY PUBLIC-CALIFORNIA
Orange County
My Comm. Expires April 17, 2002

Notary Public

Signature

Member, CFO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Partner Connections, LLC

Financial Statement

December 31, 2001

(with Independent Auditors' Report Thereon)

Partner Connections, LLC

INDEX TO FINANCIAL STATEMENTS

Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Members'
Partner Connections, LLC
Fullerton, CA

We have audited the accompanying balance sheet of Partner Connections, LLC (an Oregon Limited Liability Company) as of December 31, 2001, and the related statements of income (loss), members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Connections, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 12, 2002

Partner Connections, LLC
BALANCE SHEET
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 17,505
TOTAL CURRENT ASSETS	17,505
PROPERTY AND EQUIPMENT	
Furniture and fixtures	7,141
Less: Accumulated depreciation	(3,588)
Property & Equipment, net	3,553
TOTAL ASSETS	$ 21,058

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 236
TOTAL CURRENT LIABILITIES	236
MEMBERS' EQUITY	
Members' Equity	20,822
TOTAL MEMBERS' EQUITY	20,822
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 21,058

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF INCOME (LOSS)
For Year Ended December 31, 2001

Revenue	
Commissions	$ 13,939
Reimbursed expenses	162,478
Interest income	241
Total Revenue	176,658
Expenses	
Salaries	35,466
Payroll taxes	4,083
Commissions	3,735
Depreciation	1,685
Dues and subscriptions	603
Insurance	1,560
Licenses	2,405
Miscellaneous	1,326
Office supplies	1,095
Outside services	4,965
Postage	1,571
Accounting fees	6,572
Rent	2,146
Seminars	123,578
Telephone	5,068
Training	2,730
Travel	10,684
Total Expenses	209,272
Net Income (Loss)	$ (32,614)

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2001

Balance at December 31, 2000	$	31,436
Net Income (Loss)		(32,614)
Contributions from Members		22,000
Balance at December 31, 2001	$	20,822

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (32,614)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,685
Change in:	
Accounts receivable	150
Accounts payable	(62,495)
Net Cash Provided (Used) By Operating Activities	(93,274)
CASH FLOW FROM (TO) FINANCING ACTIVITIES	
Member's contributions	22,000
Net Cash Provided (Used) by Financing Activities	22,000
NET INCREASE (DECREASE) IN CASH DURING THE YEAR	(71,274)
CASH, BEGINNING OF PERIOD	88,779
CASH, END OF PERIOD	$ 17,505

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Partner Connections, LLC (the Company) is formed under the laws of the State of Oregon. The Company provides financial, insurance and seminar services. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC). The Company can not do securities transactions. All security transactions go through other broker dealers. The Company does not carry customer accounts.

Revenue Recognition

Commission income, referral fees and brokerage income is recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses are recognized when the reimbursable expense has been incurred.

Income Taxes

Partner Connections, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on the accelerated cost recovery method over their estimated useful lives of 3 to 5 years. Repairs and maintenance are charged to expense as incurred, while improvements and betterments that extend the useful life of the assets are capitalized. Upon retirement or disposal, the related cost and accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reflected in the statement of operations. Depreciation expense for the year ended December 31, 2001 was $1,685.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period.

2. COMMITMENTS

The Company leases its office space under a non-cancelable operating lease expiring on June 30, 2003. The lease requires minimum annual rentals and provides for future annual rental increases.

Total minimum annual payments under the leases are as follows:

Year Ending		
2002	$	2,190
2003		1,118
	$	3,308

Rent expense for the year ended December 31, 2001 was $2,146.

3. NET CAPITAL REQUIREMENT

As registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires the Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2001, the Company had net capital, as defined, of $17,269, which exceeded the statutory requirement of $5,000 by $12,269.

Partner Connections, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2001

Net Capital	
Members' Equity	$ 20,822
Total members' equity qualified for net capital	20,822
Total capital and allowable subordinated borrowings	20,822
Deductions and/or charges:	
Nonallowable assets:	
Furniture and fixtures	3,553
Net Capital	$ 17,269
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 236
Total aggregate indebtedness	$ 236
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 12,269
Excess net capital at 1,000%	$ 17,245
Percentage of aggregate indebtedness	1.37 %

See Independent Auditors' Report

Partner Connections, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

A computation of reserve requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Partner Connections, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditors' Report